Filed Pursuant to Rule 433

to Prospectus dated May 11, 2023

Registration Statement No. 333-271838

Company Article regarding Dominion Energy Reliability Investment, February 24, 2025

Learn how a DERI investment can help you achieve your financial goals and bring a smile to your face!

For the past seven years, Dominion Energy Reliability Investment (DERI) has provided employees with the opportunity to make a direct purchase of new debt obligations of Dominion Energy.

Under this program, Dominion Energy borrows directly from investors, and, in return, they receive a competitive floating interest rate and easy access to their money. Additional benefits of investing in DERI include no maintenance fees, easy online access, and automatic savings tools. Dominion Energy employees have 10 months to reach the $1,000 investment minimum.

Since the program’s inception in 2018, over 275 employees have created an account and benefited from competitive variable rates. DERI’s total balance has grown to approximately $450 million as of February 1, 2025, and investment is open to Dominion Energy employees, retirees, stockholders, customers, and the public (must be a citizen of the United States).

Current interest rates (effective December 23, 2024)**

4.50% for all investment balances

**	Per annum interest rates are determined by the Dominion Energy Reliability Investment Committee on a weekly basis in its sole discretion.

How do I create a DERI account?

Three ways to apply:

•	Enroll online by visiting Dominion Energy Reliability Investment - DERI

•	Print and complete a simple application and mail it to:

Dominion Energy Reliability Investment

P.O. Box 75713

Chicago, IL 60675-5713

•	Request an enrollment kit by calling 866-876-0001

For additional information visit the DERI website, reach out to DERI@dominionenergy.com, or call 866-876-0001.

Dominion Energy, Inc. has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus that is included in that registration statement, as well as the other documents that Dominion Energy, Inc. has filed with the SEC, for more complete information about

Dominion Energy, Inc. and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov or the DERI website at investors.dominionenergy.com/fixed-income/dominion-energy-reliability-investment/. Alternatively, Dominion Energy, Inc. will arrange to send you a prospectus if you request it by calling toll free at 866-876-0001.